中信泰富有限公司

BY COURIER

Exemption No. 82-5232

Date : 21st February, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

08000869

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since January 23, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED

FEB 26 2008

THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

Encl.
AT/ww/LTR-2952

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since January 23, 2008 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Return by a Company Purchasing its Own Shares
   Date : January 30, 2008
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Monthly Return on Movement of Listed Equity Securities
   Date : February 4, 2008
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

3. Document : Return of Allotments
   Date : February 5, 2008
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Announcement of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) regarding the Change of Representative of the Sponsor of Daye Share Reform Plan *(only available in Chinese)*
   Date : February 18, 2008
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

公司註冊處
Companies Registry

公司購買本身股份申報表
Return by a Company Purchasing its Own Shares

(公司條例第 49G(1)條)
(Companies Ordinance s. 49G(1))

RECEIVED
2008 FEB 25 A 2:42

表格 Form **SC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 公司根據《公司條例》第 49B 條購買的股份
Shares Purchased by the Company under section 49B of the Companies Ordinance

股份類別 Class of Shares	股份數目 Number of Shares	每股的面值 Nominal Value of Each Share†	股份交付公司的日期 Date on which the Shares were Delivered to the Company (日 DD / 月 MM / 年 YYYY)	就每股所支付的最高價格 Maximum Price Paid for Each Share† (註 Note 5)	就每股所支付的最低價格 Minimum Price Paid for Each Share† (註 Note 5)
Shares	2,000,000	HKD0.40	17/01/2008	HKD36.90	HKD35.35
Shares	3,706,000	HKD0.40	18/01/2008	HKD37.90	HKD36.15
Shares	2,245,000	HKD0.40	21/01/2008	HKD36.75	HKD35.20
Shares	7,533,000	HKD0.40	22/01/2008	HKD34.70	HKD32.25

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 5) **3 公司就上述股份所支付的總款額**
The Aggregate Amount Paid by the Company for the above Shares

貨幣單位 Currency	款額 Amount
HKD	545,205,150

簽署 Signed :

姓名 Name : Chan Chui Sheung, Stella
~~董事 Director~~／秘書 Secretary *

日期 Date : 30/01/2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
3 0 JAN 2008
文件管理組
Document Management Section

HKEx 香港交易所

RECEIVED

2008 FEB 25 A 2:42

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31st January, 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Evan Chan (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	267 CITIC Pacific Limited
Representative Name	Ms Stella Chan Chui Sheung
Contact Person	Ms Stella Chan
Contact No.	2820 2184 Submit Date February 4, 2008

A. Information on Types of Listed Equity Securities

- ☐ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☑ Other Classes of shares : Shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 267 Description : N/A

	No. of ~~Ordinary~~ Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date) ( )	-		-
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ________________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ________________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,200,000,000**

C. Movement in Issued Share Capital

	No. of ~~Ordinary~~ Shares (1)	No. of ~~Ordinary~~ Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	2,212,127,160	-	-	-
~~Increase/~~ (Decrease) during the month	15,214,000	-	-	-
Balance at close of the month	2,196,913,160	-	-	-

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
30,153,000	-	270,000	-	-	29,883,000	270,000

Total Exercised Money During the Month (HKD) 5,967,000

Equity Warrants : N/A

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					
4. ( )					
Stock code					
Subscription price					

Convertibles : N/A

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
2.	Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
3.	Bonus Issue		Issue and allotment date : (dd/mm/yyyy)	( )		-
4.	Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
5.	Repurchase of share		Cancellation date : (dd/mm/yyyy)	(17/01/2008)		2,000,000
				(18/01/2008)		3,706,000
				(21/01/2008)		2,245,000
				(22/01/2008)		7,533,000
					Total:	15,484,000
6.	Redemption of share		Redemption date : (dd/mm/yyyy)	( )		-
7.	Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-
8.	Other (Please specify) ______	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )		-

Remarks:

Authorised signature: [signature]

Name: Stella Chan Chui Sheung

Title: Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

(註 Note 7)

	日 DD	月 MM	年 YYYY
由 From	16	01	2008
至 To	21	01	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	108,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HKD	5,859,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	881,778,464

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address: -

檔號 Reference: -

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填

Your Receipt
Companies Registry
H.K.

05/02/2008 15:57:42

Submission No.:	228081320/1
CR NO.:	0145656
Sh. Form.:	SC1

Revenue Code	Amount(HKD)
08	$5,859.00

Receipt No.	Method	Amount(HKD)
282280113070	Chq	$5,859.00
Total Paid		$5,859.00

表格 Form **SC1**

公司編號 Company Number

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	**270,000**	**HKD0.40**	**HKD22.10**	**Nil**	**HKD21.70**	**HKD5,859,000**

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
Wong Ha Hang Aaron	**32/F., CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong**	**50,000**	
Wang Ande	**45th Floor, CITIC Square, No. 1168 Nan Jing West Road, Shanghai, China**	**150,000**	
Ling Dawei	**9/F., CITIC Square, 1168 Nanjing Road West, Shanghai, China**	**70,000**	
	各類別股份分配的總數 Total Shares Allotted by Class	**270,000**	**Nil**

簽署 Signed : [signature]

姓名 Name : **Chan Chui Sheung, Stella**

~~董事 Director~~／秘書 Secretary *

日期 Date : 05/02/2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

RECEIVED

2008 FEB 25 A 2:29

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁關於公司股權分置改革保薦機構更換保薦代表人的公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2008-001

大冶特殊钢股份有限公司
关于公司股权分置改革保荐机构更换保荐代表人的公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

近日，公司收到股权分置改革的保荐机构-光大证券股份有限公司（以下简称光大证券）《关于变更保荐代表人的通知》，现任公司股权分置改革保荐代表人蒋庆华女士申请调离光大证券并获得批准，光大证券指定保荐代表人胡庆颖先生接任公司股权分置改革项目持续督导保荐代表人。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2008 年 2 月 18 日

****

完

香港，　二零零八年二月十八日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得·克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。

END